Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street  |  San Francisco, CA 94105-2228  |  tel 415.983.1000  |  fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880  |  San Francisco, CA 94120-7880

Blair W. White

tel 415.983.7480

blair.white@pillsburylaw.com

June 25, 2012

Re:	Performant Financial Corporation
Confidential Amendment No. 1 to Draft Registration Statement on
Form S-1, CIK No. 0001550695

Ladies and Gentlemen:

On behalf of Performant Financial Corporation (the “Registrant” or the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto for non-public review by the Securities and Exchange Commission (the “Commission”) prior to public filing of the Registration Statement.

Amendment No. 1 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Commission in its letter dated June 18, 2012. Set forth below are the Registrant’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff. Marked copies of Amendment No. 1 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

General

1.	Provide us with copies of the additional artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline.”

Response: The Staff’s comment is noted. The Company has not yet determined whether it will include additional artwork in the Registration Statement. In the event

www.pillsburylaw.com

June 25, 2012

that the Company elects to provide additional artwork, the Company will provide the Commission with copies of its artwork prior to circulating preliminary prospectuses. The Company understands that the Commission must have sufficient time to comment on the artwork and will provide the artwork in a timely manner or advise the Commission that it will not include additional artwork.

2.	We note that you cite to industry research for information and statistics regarding economic trends. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. Tell us whether any of the reports, other than those prepared by the government, were prepared for you or in connection with the offering. We note, by way of example only, the Department of Education and Congressional Budget Office reports referenced on page 48, and the “Top Federal Programs with Improper Payments” pie chart on page 49.

Response: Copies of the industry research supporting information and statistics regarding economic trends are being provided to the Staff supplementally. All of the information cited is from documents that are publicly available. Please note that in three places the disclosure has been revised slightly to conform to the supporting data. Specifically:

•

The statement “[a]t the end of 2011, approximately $67 billion of government-supported student loans were in default” on page 47 of the Registration Statement has been revised and now reads “at the end of 2011, approximately $60 billion of government-supported student loans were in default,” which reflects the sources provided in the supplemental materials.

•

After further review, the Registrant discovered certain rounding errors in the data presented in the “Government-Supported Default Inventory” chart on page 49. The disclosure provided in this chart has been revised to reflect the sources provided in the supplemental materials.

•

The statement “[t]he Department of Education outsources 100% of its defaulted student loan portfolio to third-party vendors for recovery” on page 57 of the Registration Statement has been revised and now reads “the Department of Education outsources much of its defaulted student loan portfolio to third-party vendors for recovery,” which reflects the sources provided in the supplemental materials.

www.pillsburylaw.com

June 25, 2012

Prospectus Summary, page 1

3.	To provide further balance to your prospectus summary, please also include quantitative disclosure concerning your indebtedness, as referenced in risk factor disclosure at page 18.

Response: Disclosure has been added to page 1 of the Registration Statement concerning the Company’s indebtedness as of March 31, 2012.

Risks Associate with Our Business, page 3

4.	Please specify both the percentage of revenues and the limited number of clients from which you derive a significant portion of your revenues.

Response: Disclosure has been added to page 3 of the Registration Statement in order to provide the percentage of revenues and the limited number of clients from which the Company derives a significant portion of its revenues.

Risk Factors, page 9

5.	Instead of using generic phrases such as “material and adverse effect” to describe the risks’ effects, as you do, for example, in “We face significant competition in all of the markets in which we operate and an inability to compete effectively in the future could harm our relationships with our clients, adversely affecting our business, financial condition, and results of operations,” on page 9, please use more concrete and descriptive language to explain how each risk could affect the company, its business, or investors. For example, instead of saying that your “financial condition and results of operations could be materially and adversely affected” if a risk occurs, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.

Response: Disclosure has been added or revised throughout the “Risk Factors” section of the Registration Statement to address the Staff’s comment.

Our student loan recovery business is subject to extensive regulation and consumer protection laws, page 15

6.	Please revise to draft your risk factor heading to disclose the risk associated with your being subject to extensive regulation and consumer protection laws. Other risk factor headings needing similar revision include:

•	We may not be able to adequately protect our proprietary technology, page 17

www.pillsburylaw.com

June 25, 2012

•	Following this offering, we will be classified as a “controlled company,” page 19

Response: Disclosure has been added on pages 15, 18 and 19 to address the Staff’s comment. Disclosure has also been added to clarify other risk factor headings.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members, page 15

7.	Please revise, if possible, to provide an estimate of the costs associated with your becoming a public company.

Response: Disclosure has been added on page 16 to provide the Registrant’s estimate of costs associated with becoming a public company.

We typically face a long period to implement a new contract… page 17

8.	We note that in connection with a new contract award, you may incur significant costs and not receive revenues during a long implementation period until the planning and integration work is complete. Tell us how you account for such implementation costs in the financial statements.

Response: Registrant advises the Staff that the Company expenses implementation costs as they are incurred.

Management’s Discussion and Analysis, page 30

Student Loan Recovery Outcomes, page 31

9.	Please revise to include specific disclosure concerning your typical fee structures, including the fee percentages that are typical to your contracts. In the alternative, please revise to include the range of fees collected among the five scenarios you discuss. Please include similar specified disclosure with respect to the fees you derive under your healthcare contracts, as well as the contracts for your “other” services.

Response: The significant majority of the Company’s fees to its student lending clients are contingency-fees as discussed on page 32. However, the contingency-fee percentages received from the Company’s clients vary significantly. Primarily because there is not a ‘typical’ fee, the Registrant elected not to provide this disclosure.

www.pillsburylaw.com

June 25, 2012

In lieu of this and in order to provide additional insight into the Company’s means of revenue generation, the Registrant has provided significant disclosure on its fee arrangements with these clients, including, under “Operating Metrics” beginning on page 33 of the Registration Statement, (i) the dollar volume of student loans that the Company receives from its clients for its recovery services and (ii) the ratio of revenues generated from these clients divided by Placement Volume during such period, which yields a percentage that we believe is useful in understanding the revenues we are generating from Placement Volumes on an ongoing basis. The Registrant believes that these data points provide valuable insight into its recovery services fees and that additional disclosure is not necessary.

In addition, as is the case with many companies, disclosure of specific fee percentages would be competitively harmful to the Company and the Registrant believes could leave some clients with a misleading impression concerning the fees they pay relative to the fees charged to other clients.

Regarding the fees received for the Company’s recovery services for its healthcare contract, the weighted-average contingency fee percentage is disclosed in the table on page 33 of the Registration Statement as Claim Recovery Fee Rate. The Registrant notes that the Claim Recovery Fee Rate does not materially fluctuate between periods because the contingency fees vary by less than 1 1/2% percent, and are only dependent on the method of recovery used by the Company.

For the Company’s recovery services for other markets, the Registrant notes that its other classification represents a wide range of clients in several markets. The fees charged to these clients are not consistent and vary from contingency fees, fees based on dedicated headcount, licensing fees or a combination of these fees. Due to this inconsistency, the Registrant submits that disclosure of the fees for its recovery services to these clients would not be meaningful.

Operating Metrics, page 32

10.	We note your statement that you monitor a number of operating metrics “in order to evaluate [y]our business and make decisions regarding [y]our corporate strategy.” While you go on to discuss the four metrics you employ, and the general purpose of each, you do not appear to tie the metrics into how management specifically uses each to chart corporate decisions. Please revise. To the extent that management uses metrics in addition to the four discussed here, please revise to include those, also.

www.pillsburylaw.com

June 25, 2012

Response: Disclosure has been added on pages 33 and 34 of the Registration Statement to explain more clearly how management specifically uses each metric in making corporate decisions.

11.	Please consider revising your Summary section to include a brief discussion of the various metrics you employ, and how they impact your business.

Response: As requested by the Staff, the Company considered discussing the various business metrics in the Prospectus Summary, but concluded that those metrics do not lead themselves to summary disclosure and are best included as analytical tools presented in the Management’s Discussion and Analysis. We note that the Prospectus Summary does address placement volumes of combined student loans and other delinquent federal and state receivables, the volume of improper Medicare payments recovered and the revenue model that the Company employs.

Client Concentration, page 35

12.	Please revise to disclose your greater than 10% clients. Please refer to Item 101(c)(7) of Regulation S-K.

Response: Registrant notes that the requested disclosure is provided in the “Business Section” on page 58 of the Registration Statement in compliance with Item 101(c)(1)(vii). The Registrant does not believe that adding the requested information to page 36 of the Registration Statement would improve the disclosure. In this section, the Company is describing the collective concentration of its clients and the associated risks with this concentration.

Long-term Debt, page 43

13.	Please revise the final paragraph of this section to disclose the specific terms of your financial covenants, including your fixed charge coverage ratio and total debt to EBITDA ratio.

Response: Disclosure has been added on page 45 of the Registration Statement to address the Staff’s comment.

14.	We note that the senior secured credit facility is not listed in your exhibit index. Please advise or revise. Please see Item 601 of Regulation S-K.

Response: The Registrant has added the requested exhibit to the exhibit index.

www.pillsburylaw.com

June 25, 2012

Business, page 46

Competition, page 58

15.	Please revise, to the extent know or reasonably available, to identify your competitive position within your industry. Please see Item 101(c)(x) or Regulation S-K.

Response: Disclosure has been added to page 59 of the Registration Statement to comply with Item 101(c)(1)(x) of Regulation S-K.

Summary Compensation Table, page 68

16.	Please revise to include summary compensation table for the last two fiscal years. Please refer to Item 402(n) of Regulation S-K.

Response: The Registrant respectfully notes that pursuant to Instruction 1 of Item 402(n), summary compensation with respect to the fiscal year prior to the last completed fiscal year is not required if, as is the case here, the Company was not a reporting company at any time during that year pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934. Further, the Registrant has not reported compensation information for fiscal year 2010 previously to the Commission, and therefore the exception set forth in Instruction 1 of Item 402(n) is not applicable.

Certain Relationships and Related Party Transactions, page 73

Principal and Selling Stockholders, page 76

17.	Tell us whether any of the selling stockholders are broker dealers or affiliates of broker-dealers. We may have further comments.

Response: The complete list of selling stockholders has not been determined. However, it is expected that DCS Holdings, LLC, the Company’s majority stockholder of record, will sell shares in the offering.

DCS Holdings, LLC is controlled by PCP Managers, LLC , which manages certain other private investment funds that indirectly own a controlling interest in an entity that has a subsidiary that is a broker-dealer. DCS Holdings, LLC has informed us that it acquired the shares being registered for resale in the ordinary course of business and at the time of such acquisition, it had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

www.pillsburylaw.com

June 25, 2012

When the complete list of selling stockholders is determined, we will advise the Staff as to whether any of them are broker-dealers or affiliates of broker-dealers.

Financial Statements

Consolidated Balance Sheets, page F-3 and F-22

18.	Revise to present the Series A Preferred Stock outside of stockholders’ equity, within the mezzanine section of your historical balance sheet, or advise us. In this regard, we note on page F-15 that each share of Series A Preferred Stock automatically can be converted, at the option of the holder, into a conversion unit consisting of a certain number of shares of common stock and one share of Series B Preferred Stock at the date of issuance of such share. We further note on page F-16 that the Series B Preferred stock is subject to redemption on or after January 7, 2011 at the request of the majority of the Series A and Series B Preferred Stock (together as a single class) and is subject to mandatory redemption in the event of an initial public offering at price per share equal to the Series B Redemption Price. Refer to the definition of a mandatorily redeemable financial instrument in ASC 480-10-20 and the accounting prescribed in ASC 480-10-25.

Response: The Company’s financial statements have been revised to present the Series A Preferred Stock outside of stockholders’ equity in the mezzanine section of the balance sheet. In addition, the weighted average shares outstanding and earnings per share disclosures on the face of the income statements have been corrected to include the outstanding Series A shares in the basic EPS calculation. The impact of the revision on individual financial statement line items is discussed in Note 1(b) on page F-7.

Consolidated Statement of Operations, pages F-4 and F-23

19.	If material, you should present on the face of your income statements pro forma per share data for the latest year and subsequent interim period, calculated to include additional shares in the denominator to give effect to the following:

•	the number of offering shares whose proceeds would be necessary to redeem all of the shares of series B preferred stock;

www.pillsburylaw.com

June 25, 2012

•	the number of offering shares whose proceeds would be necessary to pay Parthenon Capital Partners for the termination of the Advisory Agreement and the payment of the 1% transaction fee; and

•	the number of common shares to be issued upon the conversion of all of the shares of the series A preferred stock.

Response: The Company’s income statements will be revised to present pro forma per share data for the latest year and subsequent interim period to give effect to the number of offering shares whose proceeds would be necessary to redeem all of the shares of series B preferred stock, as well as the proceeds necessary to pay an affiliate of Parthenon Capital Partners for the termination of the Advisory Agreement and the 1% transaction fee. We note that the pro forma information is not yet available, and will be completed once the Company estimates the price range of the offering.

www.pillsburylaw.com

June 25, 2012

*****

The Registrant acknowledges that it will need EDGAR access codes and that it further acknowledges the following and confirms that it will do the following when the Registrant publicly files its confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act:

•

Attach each submission, including exhibits, to the Registrant’s initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., “Confidential Draft # 1”). The Registrant will not attach submissions marked to show changes from earlier submissions.

•

Submit each item of correspondence you sent to us in connection with the Registrant’s confidential draft submissions, including its responses to the Commission’s comments, as a separate “CORRESP” submission on EDGAR.

Questions or comments concerning any matter with respect to the Registration Statement may be directed to the undersigned at (415) 983-7480. Comments can also be sent via facsimile at (415) 983-1200 or via email to blair.white@pillsburylaw.com.

Very truly yours,

/s/ Blair W. White

Blair W. White

Partner

www.pillsburylaw.com